August 18, 2010

VIA Certified Mail/Return Receipt
FAX #703-813-6984 and EDGAR

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:           CRI Hotel Income Partners, L.P. (the “Registrant” or “Partnership”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 033-11096

Dear Ms. LaMothe:

I am writing in response to your letter of July 26, 2010 concerning comments of the Commission with respect to the Form 10-K for fiscal year ended December 31, 2009 and the Form 10-Q for the quarterly period ended March 31, 2010 filed by the above-listed Registrant.

The Commission's comments are set forth in boldface type below for your convenience.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition/Liquidity, Page II-3

1.          Please further expand on your disclosure that net cash provided by the hotels’ operating activities and existing cash resources was adequate to support operating and existing cash resources was adequate to support operating and financing activities.  Based on your statement of cash flows, we understand that you had a cash outflow from operating and financing activities for the most recent fiscal year.  Clarify the specific sources of cash and if true, that it is withdrawals from your working capital reserves, confirm that in future filings you will specifically disclose your use of this cash as a source of needed liquidity.

Ms. Cicely LaMothe
August 18, 2010

All funding requirements of the Partnership in 2009 were met with existing cash held in working capital reserves and cash generated from the hotels’ operating activities.  The sources and uses of Partnership funds are disclosed in the Statements of Operations and the Statements of Cash Flows included in our Form 10-K.  In future filings, we will specifically disclose the availability of working capital reserves as a potential source of liquidity to fund operations. We will classify the change in working capital reserve associated with operating expenditures as an operating activity, consistent with our response below in Comment 3, in the Statements of Cash Flows as well as update the applicable sections of Management’s Discussion & Analysis.

Item 9A – Controls and Procedures, page II-10

2.	Tell us how you have complied with Item 308 of Regulation S-K as it requires you to provide management’s assessment of the effectiveness of the company’s internal control over financial reporting.

In response to your comment regarding compliance with Item 308 of Regulation S-K as to management’s assessment of the effectiveness of the company’s internal control over financial reporting, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  We considered the omission of our disclosure of management’s annual assessment of internal control over financial reporting and as a result, we will incorporate the following in an abbreviated amendment on Form 10-K/A to be filed in the near future:

ITEM 9A.  CONTROLS AND PROCEDURES

In February 2010, representatives of the Managing General Partner of the Partnership carried out an evaluation of the effectiveness of the design and operation of the Partnership’s disclosure controls and procedures, pursuant to Exchange Act Rules 13a-15 and 15d-15.  The Managing General Partner does not expect that the Partnership’s disclosure controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2009, our disclosure controls and procedures were not effective at a reasonable assurance level as it was noted that our Annual Report omitted Management’s Annual Report on Internal Control over Financial Reporting and certain introductory language in paragraph 4 of our certifications pursuant to Section 302 of the Sarbanes Oxley Act referring to internal control over financial reporting. We are currently reviewing our disclosure controls and procedures to correct the deficiency that lead to these omissions and expect to implement changes in the near term.

Ms. Cicely LaMothe
August 18, 2010

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management has concluded that its internal control over financial reporting was effective as of December 31, 2009.  This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

There have been no changes in the Partnership’s internal controls over financial reporting that occurred during the Partnership’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Partnership’s internal controls over financial reporting.

Financial Statements and Footnotes

Statement of Cash Flows, page IV-9

3.
Given that you use your working capital reserve to either fund operations or to reduce the amount of the existing debt, explain to us why you deemed it appropriate to classify your working capital reserve as an investing activity within your statement of cash flow when used in that manner.

Since its formation in 1986, CRI Hotel Income Partners L.P. (“CRI Hotel”) has owned and operated a number of Hotels under the national franchise name of Days Inns.   Due to normal wear and tear in the physical condition of the hotels, regular and ongoing renovations are needed to comply with franchisor standards and to maintain each hotel in a condition suitable to its customers.

Ms. Cicely LaMothe
August 18, 2010

Therefore, in accordance with CRI Hotel’s partnership agreement, from time to time the General Partner has transferred funds to a Working Capital Reserve account for the purpose of maintaining adequate funds to renovate and maintain the hotels.  As disclosed in our financial statements since inception, the working capital reserve may be increased or reduced by the General Partner as it deems appropriate at its own discretion.

Since inception, management has segregated the balance of funds in the Working Capital Reserve account on the face of the Partnership’s Balance Sheets.  In particular, we believe this segregation is important to the readers of our financial statements in order to best portray a cash equivalents balance that is available to meet its day to day operating requirements for cash and to pay dividends as historically, we have not typically used the working capital reserve for these purposes.

As to our presentation of the activity in the Working Capital Reserve account in our Statement of Cash Flows, we in turn have followed the policy that because the general purpose of the reserve (and its historical use prior to 2009) is to fund renovation of our hotels (e.g. “acquiring and disposing of a productive asset, including property, plant and equipment”  as referred to in the definition of an investing activity in FASB Codification 230-10) and the balance of the reserve has been segregated on the balance sheet for that reason, we have treated the change in the reserve account as an investing activity

In 1997, the Partnership began a significant renovation of several of its hotels. From that date through 2008, over $2.5 million of funds in its working capital reserves were used to fund such renovations as well as to fund other capital improvements and replacements.   In 2009, while such capital expenditures continued, $372,373 was used to fund operating expenditures from the working capital reserve due to lower profitability and reduced cash flows generated from hotel operations.  As such, the change in our working capital reserve associated with these operating expenditures should have been reflected in operating activities within the Statement of Cash Flows in 2009. We do not believe this amount is material to our financial statements as we do not believe a user of our financial statements would be materially influenced by this change as greater emphasis is placed alternatively on hotel level operating results, including key measures such as occupancy rates. Quantitatively, the change, if included in operating activities does not impact year to year trends in our cash flows from operating activities or investing activities. From a qualitative standpoint, we believe readers of our financial statements typically focus on the operating results of our hotels and overall cash available or liquidity on hand to fund distributions.  In addition, the classification of cash flows in this statement does not impact any debt covenants.

Ms. Cicely LaMothe
August 18, 2010

Therefore, we do not believe a restatement is necessary based on materiality. However, we will begin segregating and reporting cash flows associated with operating activities in this account prospectively in our 2010 statement of cash flows.

4.
Further to our previous comment, supplementally clarify how the working capital reserves are established.  If it is based on the contracts with the individual hotels, explain how the general partner has discretion to use those funds in an alternative manner.

The Partnership does not have contracts with the individual hotels.  The working capital reserve is maintained by the General Partner as it deems appropriate pursuant to the Partnership’s partnership agreement. The General Partner, at its own discretion, may use the working capital reserve for operations or to reduce the amount of the existing debt.  We have consistently disclosed the General Partner’s designation of these funds and its ability to access such funds in our filings.

Exhibits 31.1 and 31.2

5.
To the extent you are required to comply with Item 308 of Regulation S-K, it is unclear why your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting.  Please advise or file an amendment to the Form 10-K for year ended December 31, 2009, and the Form 10-Q for the quarter ended March 31, 2010 that includes the entire periodic report and a new, corrected certifications.  To the extent you are not required to file an amendment to comply with other comments issued in this letter, you are permitted to file an abbreviated amendment permitted that consists of cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

In response to your comment on our certifications in Exhibits 31.1 and 31.2 as they relate to references to internal control over financial reporting, we are filing corrected certifications by abbreviated amendment on Form 10-K/A for the year ended December 31, 2009 and Form 10-Q/A for the quarter ended March 31, 2010, wherein we will provide the required introductory language in paragraph 4.

We confirm that our principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2010.  We are filing a corrected certification by amendment on Form 10-Q/A for the quarter ended March 31, 2010.

Ms. Cicely LaMothe
August 18, 2010

In responding to the Commission's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to communicate with me or, in my absence, with Margaret Eck of this office, who is General Counsel for the Registrant’s General Partner.

Yours truly,

/s/ H. William Willoughby

H. William Willoughby
Principal Financial Officer